For immediate release
                                                                     May 8, 2003


                     Toyota Reports Record Year-End Results
        Highest-Ever Vehicle Sales and Cost Reduction Efforts Key Drivers
 (All financial information has been prepared in accordance with Japan Generally
                     Accepted Accounting Principles (GAAP))

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) today announced record consolidated and unconsolidated operating results for the fiscal year ended March 31, 2003.

On a consolidated basis, net sales for the twelve months ended March 31, 2003, increased 6.3 percent year-over-year to 16.05 trillion yen. Operating income reached a new high at 1.36 trillion yen, an increase of 21.4 percent over the previous year, while ordinary income rose by 27.0 percent to 1.41 trillion yen. Net income climbed 53.4 percent, to 944.6 billion yen. Earnings per share for the year was 272.75 yen, an increase of 102.06 yen over the fiscal year ended March 31, 2002. All of these figures marked record highs for the third consecutive term.

Unconsolidated net sales and income for the fiscal year also increased, with net sales reaching 8.73 trillion yen, an increase of 5.5 percent versus last year. Operating income increased fifteen percent to 861.3 billion yen, while ordinary income was 892.6 billion yen, up 16.1 percent. Net income totaled 634.0 billion yen, up 34.8 percent.

TMC also announced a second-half cash dividend for the six months ended March 31, 2003, up five yen to twenty yen per share. Total dividend payout for the full year was thirty-six yen per share.

Commenting on the results, TMC President Fujio Cho said, "We achieved our best-ever results by creating products that respond to the needs of our customers around the world and strengthening our global sales organization. Our substantial increase in sales volume during the 2003 fiscal year, in which we surpassed six million units for the first time, was a major contributor to our record performance. Cost reductions, achieved together with our affiliates, also contributed, along with stable currency exchange rates and relatively strong overseas markets."

TMC's Japanese market share (excluding minivehicles) for the twelve months ended March 31, 2003 was 42.3 percent. Despite the sluggish domestic market, Toyota achieved higher sales than last year due to new vehicle introductions including the ist, Alphard and WISH. The effects of sales promotion measures in the second half of the year also contributed to the strong performance.

Sales in North America reached 1.98 million vehicles, an increase of 202 thousand vehicles, due to the strong popularity of models including the Corolla, Highlander and ES300.

In Europe, the Corolla and RAV4 continue to sell well, resulting in a year-over-year increase of forty-nine thousand vehicles*.

TMC also announced its forecast for the fiscal year ending March 31, 2004. Based on an exchange rate of 115 yen to the U.S. dollar and 125 yen to the euro, TMC



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forecasts unconsolidated net sales of 8.3 trillion yen, ordinary income of 670 billion yen and net income assumption of 440 billion yen due to the Japanese yen appreciation and other factors. However, if foreign exchange rates remain at the same level as the 2003 fiscal year, TMC hopes to approach last year's income level.

TMC estimates that consolidated sales for the fiscal year ending March 31, 2004 will be 6.26 million vehicles under U.S. GAAP (6.40 million vehicles under Japan
GAAP).

*As previously announced, Toyota's FY 2002 results for Europe represented a fifteen-month fiscal term. For the purpose of comparison with FY 2003, those 15-month figures were multiplied by 12/15.


(Please see the attached information for details on the consolidated and unconsolidated results. Further information is also available on the Internet at www.toyota.co.jp)

         Cautionary Statement with Respect to Forward-Looking Statements

           This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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   Contact: Public Affairs Division at (03) 3817-9150/9158/9161/9170/9179/9195